INSURANCE BINDER	56213

FINANCIAL SQUARE • 32 OLD SLIP • NEW YORK, NY 10005 (212) 344-2444 • (800) 221-5830 TELEX: 222792 • CABLE: CRYSTINSCOS TELECOPIER: (212) 425-7017

Insured’s Mailing Address	BNY Hamilton Funds, Inc. c/o BISYS Fund Services 90 Park Avenue New York, NY 10016	Date Typed 06/12/06 By: Kgr A/E : KGR Insured’s No. Telephone Confirmation ☐

Company or Agency	St. Paul Fire and Marine Insurance Company c/o St. Paul Travelers One State Street New York, NY 10004	Date With Whom

New Order ☐ Endorsement ☒ Renewal ☐ Rewrite ☐ Information Only ☐		Inception or Effective Date 9/22/05

Name (if different from mailing address)		Expiration 9/30/06
Policy No. 490PB0893
Company St. Paul Fire & Marine Ins. Co.

Location(s) (if different from mailing address)		Prepaid ☐
Installment ☐
Premium NA

Type of Coverage - RMIC Bond

Specifications -	It is hereby understood and agreed that Item 1. Name of Insured of the DECLARATIONS is amended in part as follows:

With respect to the following funds coverage is deleted effective May 18, 2006:

BNY Hamilton International Equity CRT Fund
BNY Hamilton Large Cap Growth CRT Fund
BNY Hamilton Small Cap Growth CRT Fund
All other terms and conditions remain unchanged

Mortgagee ☐ Loss Payee ☐ Additional Insured ☐ Other ☐

Enclosure ☐	The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc. This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.
Remarks ☐

For Frank Crystal & Co., Inc.	Name of Underwriter:
Refer to: Katherine G. Riddle	(Print or Type) Naureen Rasul
Signature Original signature on file with Frank Crystal & Co., Inc.

Admitted ☒ Non-Admitted ☐	For (Insurance Company) St. Paul Fire & Marine Ins. Co. Date Signed